Exhibit 12.1
LENNOX INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars Except Ratios)

	Three Months Ended
	March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:

Add:
Pretax Income from Continuing Operations before minority interest and income or loss from equity investees	$(4.0)	$(29.5)	$93.7	$195.8	$247.5	$210.3	$218.5
Fixed Charges (calculated below)	7.0	5.6	20.7	30.6	24.1	23.5	35.0
Amortization of capitalized interest (a)	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	11.3	14.3	12.3	5.4	—
LII’s share of pre-tax losses of equity investee for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—

Subtotal	3.0	(23.9)	125.7	240.7	283.9	239.2	253.5

Subtract:
Interest Capitalized (b)	0.1	0.3	0.6	1.2	1.8	1.0	—
Preference security divdend requirements of consoldiated subsidiaries	—	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	0.1	0.1	0.7	0.5	0.3

Subtotal	0.1	0.3	0.7	1.3	2.5	1.5	0.3

Total earnings:	$2.9	$(24.2)	$125.0	$239.4	$281.4	$237.7	$253.2

Fixed Charges:

Interest Expense	2.7	2.2	$8.8	$15.4	$10.8	$10.1	$19.4
Capitalized Interest Expense (b)	0.1	0.3	0.6	1.2	1.8	1.0	—
Amortized Premiums, discounts and capialized interst expense related to indebteness (b)	0.2	0.2	0.6	0.7	0.7	1.0	1.5
Estimate of the interest within rental expense	4.0	2.9	10.7	13.3	10.8	11.4	14.1
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Total fixed charges:	$7.0	$5.6	$20.7	$30.6	$24.1	$23.5	$35.0

Ratio of earnings to fixed charges	0.41	— (c)	6.04	7.82	11.68	10.11	7.23

(a)	Amount of amortization expense related to capitalized interest cannot be disaggregated from the normal depreciation that is recorded on a monthly basis.

(b)	LII began capitalizing interest expense in 2006.

(c)	Earnings were inadequate to cover fixed charges by $4.1 million and $29.8 million for the three months ended March 31, 2010 and March 31, 2009, respectively.